Sportradar Group AG

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

September 10, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:       David Edgar, Kathleen Collins, Matthew Derby, Larry Spirgel

Re:	Sportradar Group AG
Registration Statement on Form F-1 (File No. 333- 258882)

Ladies and Gentlemen:

In accordance with Rule 461 of under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1, as amended (File No. 333-258882) (the “Registration Statement”) of Sportradar Group AG (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Monday, September 13, 2021, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling John Slater at (212) 906-1675.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact John Slater of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

[signature page follows]

September 10, 2021

Very truly yours,

Sportradar Group AG

By:	/s/ Carsten Koerl
Name: Carsten Koerl
Title: Chief Executive Officer

cc: (via email)
Alexander Gersh, Chief Financial Officer, Sportradar Group AG
Lynn S. McCreary, Chief Legal Officer, Sportradar Group AG
Rachel W. Sheridan, Esq., Latham & Watkins LLP Paul F. Sheridan, Esq., Latham & Watkins LLP Marc D. Jaffe, Esq., Latham & Watkins LLP